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                                                                     EXHIBIT 6.7

            [LETTERHEAD OF INTERNATIONAL COMPUTEX, INC. APPEARS HERE]


September 15, 1995

Mr. Ron F. Friedman
2709 Tritt Springs Dr.
Marietta, GA 30062

Dear Mr. Friedman:

I am pleased to extend to you an offer of employment with International CompuTex, Inc. (ICI) as a V.P. of Operations. Should you accept this offer, your expected date of hire will be Monday, October 16, 1995. Your compensation will be $55,000.00 per year paid on a semi-monthly basis.

In addition, you will receive a one time bonus of $5,000.00 to help you cover the loss of revenues incurred by the move to this new position.

ICI is committed to being proactive in the professional development of its employees. As a part of this commitment, you may expect your first annual review in October 1996.

You will be eligible to apply for insurance benefits 30 days after your date of hire.

Ron, I look forward to working with you, and I am confident that your acceptance of this offer will begin a very bright future for both you and ICI.

Don't hesitate to call if I can answer any questions you may have.

Sincerely,


/s/ Emil H. Dahan
Emil H. Dahan
President

EHD/ls